Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues,

As we continue to make progress in planning for our recommended combination with SABMiller, we are pleased to share the future Procurement Leadership Team of the combined group. As with our previous announcements, these changes are conditional upon, and would be implemented following, the successful completion of the combination.

The Procurement Team will support our nine Zones through six Regional Procurement Offices (RPO). Our global Procurement Leadership Team will be composed of 9 colleagues reporting to Chief Procurement Officer Tony Milikin. The regional VPs will report to respective Zone Presidents of the regions they cover with a dotted line to Tony. Additional information on each team member can be found below.

The Global Procurement Offices of AB InBev in Leuven, Belgium and SABMiller in Zug, Switzerland and Prague, Czech Republic, would continue to operate following completion of the combination, until a further review has been completed.

With these appointments, we are very excited to welcome Natasha, Patrick, Matt, and Nicholas from SABMiller to the global Procurement Leadership Team. We would like to congratulate the entire team on their appointments, and wish them the best of luck in their new roles.

The new team members will be participating in the planning for the appointments of EBM-2, which we will announce after completion of the combination.

The changes announced today would be implemented with due respect for applicable legal and works council considerations and consultation requirements, and would take effect immediately following the successful completion of the combination.

Biographies

Tony Milikin

Chief Procurement Officer

Tony Milikin is our Chief Procurement Officer. Tony is a U.S. citizen and holds a degree in Finance from the University of Florida and an MBA in Marketing from Texas Christian University. Tony joined AB InBev in 2009 from MeadWestvaco, where he was Vice President Supply Chain and Chief Purchasing Officer, based in Richmond, Virginia, since 2004. Prior to joining MeadWestvaco, he held various purchasing and supply chain positions with increasing responsibilities at Monsanto and Alcon Laboratories.

Global Procurement Office VPs:

Patrick Meuller

Global VP Procurement Packaging

Patrick Meuller is currently SABMiller’s Global Vice President Packaging and Category Excellence. He is a Swedish citizen and received a degree in International Economics & Business Administration from Växjö University in Sweden. Patrick joined SABMiller in 2010 and previously served as CPO of Agthia and as Global Procurement Director for Carlsberg Breweries A/S. Patrick will become Global VP Procurement Packaging for the combined group following completion of the combination.

Matthew Frost

Global VP Procurement Raw Materials

Matthew Frost is currently SABMiller’s Regional Head of Procurement for Africa. He is a British citizen and received a BSc (Hons) in Chemical Engineering from the University of Bath in the UK. Matthew joined SABMiller in 2010 and previously served as Global VP Indirect Procurement at SABMiller. Prior to joining SABMiller, he was at Mars Inc. for 17 years and held various roles, including Indirect Procurement Director, Mars Europe. Matt will become Global VP Procurement Raw Materials for the combined group upon completion of the combination.

Natasha Lee

Global VP Procurement Commercial

Natasha Lee is currently SABMiller’s VP Procurement, Marketing & Business Services. She is a British citizen and received a BA (Hons) in Geography from the University of Liverpool in the UK. Natasha joined SABMiller in 2013. Prior to joining SABMiller she served as VP Procurement Professional & Business Services and Director Strategy and Centre of Expertise for Mondelez International. Natasha will become Global VP Procurement Commercial for the combined group upon completion of the combination.

Inna Abkelyamova (Ignatova)

Global VP Procurement Transportation & Logistics

Inna Abkelyamova (Ignatova) is currently our VP Procurement Europe. She is a Russian citizen and received a Master’s degree in Economics and a Master’s degree in Linguistics from Russian State Universities. Inna joined AB InBev in 2005 and previously served as VP Procurement CEE and Procurement Director CEE. Inna will become Global VP Procurement Transportation & Logistics for the combined group upon completion of the combination.

Jan Clysner

Global VP Procurement Indirects & ZBB

Jan Clysner is currently our Global VP Procurement Logistics. He is a Belgian citizen and received a degree in Economics and Business from University Hasselt. Jan joined AB InBev in 2002 and previously served as Global VP Procurement Logistics and Head of Procurement Western Europe. Jan will become Global VP Procurement Indirects & ZBB for the combined group upon completion of the combination.

Gregory Belt

Global VP Procurement Smart Value Creation

Gregory Belt is currently our Global Raw Materials Director. He is a U.S. citizen and received a Bachelor of Arts degree in Economics from Allegheny College and an MBA from Washington University in St. Louis. Gregory joined AB InBev in 2009 and previously served as Global Director Utilities & Auxiliaries and Procurement Director in the North America Zone. Gregory will become Global VP Procurement Smart Value Creation for the combined group upon completion of the combination.

Alessandro Sperotto

Global VP Procurement Vertical Operations

Alessandro Sperotto is currently our Global VP Raw Material. He is a Brazilian citizen and received a degree in Agronomics from University of Passo Fundo and a Master’s degree in Agronomics from Federal University de Santa Maria. Alessandro joined AB InBev in 1992 and previously served as Global Raw Materials Director and Regional Director Supply (BOP) LAN. Alessandro will become Global VP Procurement Vertical Operations for the combined group upon completion of the combination.

Rafael Gonçalves

Global VP Procurement Administration & Buy-Sell Operations

Rafael Gonçalves is currently our Global VP Procurement Operations. He is a Brazilian and Italian citizen and received a degree in Mechanical Engineering from University of São Paulo and an MBA from the University of Chicago Booth School of Business. Rafael joined AB InBev in 2009 in Global M&A and previously served as Global VP BBP and VP Finance & BSC Canada. Rafael will become our Global VP Pocurement Administration & Buy-Sell Operations for the combined group upon completion of the combination.

Nicholas Towle

Senior Director Procurement Integration & Synergies

Nicholas Towle is currently Director Global Procurement Projects for SABMiller. He is a South African citizen and received an MSc and BSc in Engineering from University of Cape Town and an MBA from Gordon Institute of Business Science. Nicholas has been with SABMiller since 2004 and previously served as Global Projects Director Packaging and Global Category Director Adjuncts & Sugar. Nicholas will become Senior Director of Procurement Integration & Synergies for the combined group following completion of the combination.

Regional Procurement Office VPs:

Fued Sadala

VP Procurement North America & VP Information and Business Services (IBS) NAZ

Fued Sadala is currently our VP Procurement NAMEX and VP Information and Business Services (IBS) NAZ. He is a Brazilian citizen and received a degree in Mechanical Engineering from University of Minas Gerais. Fued joined AB InBev in 1995 and previously served as VP IBS NAZ and Global VP Procurement Operations. Fued will be our VP Procurement North America and continue to be VP IBS North America upon completion of the combination.

Rodrigo Figueiredo

VP Procurement LATAM

Rodrigo Figueiredo is currently our VP Procurement LATAM. He is a Brazilian citizen and received a degree in Civil Engineering from the University of São Paulo and a specialization in Finance from Fundação Getulio Vargas. Rodrigo joined AB InBev in 1997 and previoiusly served as VP People Europe and VP Supply CEE. Rodrigo will remain our VP Procurement LATAM for the combined group upon completion of the combination.

Marcos Eloi

VP Procurement Middle Americas / COPEC

Marcos Eloi is currently our VP Global Procurement Packaging. He is a Brazilian citizen and received a degree in Accounting Management from Catholic University of Salvador, an in-company MBA from Business School São Paulo. Marcos joined AB InBev in 1999 and previously served as Global Primary Packaging Director and Procurement Director LAN. Marcos will become our VP Procurement Middle Americas / COPEC for the combined group upon completion of the combination.

Masson Zhang

VP Procurement APAC

Masson Zhang is currently our VP Procurement APAC North. He is a Chinese citizen and received a degree in Food Engineering from Anhui Mechanical & Electrical Institute in Anhui. Masson joined AB InBev in 1998 and previously served as Global Procurement Director Carton and Procurement Director Packaging APAC. Masson will become VP Procurement APAC upon completion of the combination.

Richard White

VP Procurement Europe

Richard White is currently our Global Procurement Director for Commercial. He is a British citizen and received a degree in Business and French from Plymouth University in the UK. Richard joined AB InBev in 2001 and previously served as Head of Global Agrega, Global Media Procurement Director, and On Trade Channel Development Manager France. Richard will become our VP Procurement Europe upon completion of the combination.

David Hauxwell

VP Procurement Africa

David Hauxwell is currently our VP Procurement Integration. He is a U.S. citizen and received an B.A in Supply Chain Mangement from Michigan State University, and an MBA from Virginia Commonwealth University. David joined AB InBev in 2010 and previoulsy served as VP Procurement MEX and Global VP Indirect Sourcing. David will become our VP Procurement Africa for the combined group upon completion of the combination.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.